May 6, 2014

Via EDGAR

Alexandra Ledbetter

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Re:                             Gleacher & Company, Inc.

Revised Preliminary Proxy Statement on Schedule 14A

Filed April 24, 2014

File No. 0-14140

Dear Ms. Ledbetter:

On behalf of Gleacher & Company, Inc., a Delaware corporation (“Gleacher”), we are providing the following response to comment number 1 included in the comment letter dated April 29, 2014 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding Gleacher’s Revised Preliminary Proxy Statement on Schedule 14A, filed with the Commission on April 24, 2014.

1.              Comment: Please expand the discussion of the background of the transaction to describe each of the following:

•                  The Board meetings in late 2013 and early 2014 to describe the status of the discussions with the potential counterparties; and

•                  Management’s analysis of the alternatives available to the company.

To the extent that you received any firm offers the specific terms should be disclosed. Additionally, if any of the firm offers involved a merger which would have resulted in your shareholders owning shares of another reporting company, please identify the other company.

Response: We have requested confidential treatment for our draft response to this comment pursuant to Rule 83 of the Commission’s Rules Concerning Information and Requests and have redacted it from this EDGAR filing. We are simultaneously providing our unredacted response to the Staff.

*        *        *        *        *        *        *

In connection with the Staff’s comments, we hereby acknowledge that:

•                          we are responsible for the adequacy and accuracy of the disclosure in the filing;

•                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                          we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Patricia Arciero-Craig
Patricia Arciero-Craig
General Counsel and Secretary

Appendix A

[Confidential Treatment Requested]

Appendix B

[Confidential Treatment Requested]